Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

September 21, 2006

Vanessa Robertson, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C.  20549

RE:

ALCO, Inc.

Item 4.02 Form 8-K

Filed September 14, 2006

File No. 000-51105

Dear Ms. Robertson:

On behalf of ALCO, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter of September 15, 2006.

Item 4.02(a)

1.

Please amend your filing to include the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon.  You disclose that the financial statements for December 31, 2005 and 2004 have been restated but it also appears as though the quarterly periods ended March 31, 2006 and June 30, 2006 have also been restated.  Please clarify in the filing.

We have amended the filing to include the date and the fact that the interim financial statements have also been restated.

2.

Please clarify in the filing whether the company’s board of directors, a committee of the board of directors or the officer or officers of the company authorized to take such action when board action is not required, concluded that the previously issued financial statements should not be relied upon.

The board of directors made this determination.  This disclosure has been made to the report.

3.

Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-B, the adequacy of your previous assertions in your December 31, 2005 Form 10-KSB regarding your disclosure controls and disclosure controls and procedures.

As disclosed in the company’s December 31, 2005, report on Form 10-KSB, management has concluded that the company’s controls and procedures were designed and were effective as of December 31, 2005, in achieving the objective of timely alerting it to material information required to be included in the company’s periodic report filings.   These conclusions were reconsidered and reaffirmed in conjunction with restatement of the Company’s financial statements.  The decision to restate the Company’s financial statements for the fiscal year ended December 31, 2005, was not the result of failure to initially include required information therein.  Instead, it was the result of SEC comments concerning technical interpretations of accounting issues and changes in the manner in which certain transactions have been reported.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com